FORM 6-K
                      SECURITIES AND EXCHANGE COMMISSION
                            Washington, D.C. 20549

                       Report of Foreign Private Issuer

                       Pursuant to Rule 13a-16 or 15d-16
                    of the Securities Exchange Act of 1934



For the month of February, 2003

Commission File Number 1-15224



                        Energy Company of Minas Gerais
           ________________________________________________________
                (Translation of registrant's name into English)


                            Avenida Barbacena, 1200
                30190-131 Belo Horizonte, Minas Gerais, Brazil
           ________________________________________________________
                   (Address of principal executive offices)



Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.


        Form 20-F        X             Form 40-F
                      ---------                     ----------


Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): _____

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): _____

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.


        Yes                            No               X
                      ---------                     ----------




 If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): N/A

                                     Index

Item       Description of Item
----       -------------------
1.         Corporate Announcement, dated February 11, 2003.
2. Summons to Extraordinary General Shareholders' Meeting, dated February 11, 2003.

                                                                        Item 1

[CEMIG LOGO]    [DOW JONES SUSTAINABILITY INDEXES MEMBERSHIP LOGO]

[LATIBEX LOGO]            [LEVEL 1 BOVESPA LOGO]        [CIG LISTED NYSE LOGO]


                                                    CORPORATE ANNOUNCEMENT
IMMEDIATE RELEASE

             CEMIG's New Board of Executive Officers is Appointed

Belo Horizonte, Brazil, Feb. 11, 2003 - Companhia Energetica de Minas Gerais - CEMIG - (NYSE: CIG; BOV: CMIG4, CMIG3 and LATIBEX: XCMIG), one of Brazil's largest energy companies, announced today that its Board of Directors has appointed CEMIG's new Board of Executive Officers, as follows:

Chief Executive Officer
-----------------------
Mr. Djalma Bastos de Morais

Chief Planning, Projects and Construction Officer and concurrently Executive
----------------------------------------------------------------------------
Vice President
--------------
Mr. Celso Ferreira

Chief Financial Officer and concurrently Chief Investor Relations Officer
-------------------------------------------------------------------------
Mr. Flavio Decat de Moura

Chief Energy Generation and Transmission Officer
------------------------------------------------
Mr. Elmar de Oliveira Santana

Chief Energy Distribution and Commercialization Officer
-------------------------------------------------------
Mr. Jose Maria de Macedo

Chief Corporate Management Officer
----------------------------------
Ms. Heleni de Mello Fonseca

Further information and brief biographical information relating to each of the new executive officers will be made available through CEMIG's Internet site at http://www.cemig.com.br/index_ing.htm

Contacts:

Luiz Fernando Rolla                                   Vicky Osorio
Investor Relations - CEMIG                            The Anne McBride Company
Tel. +55-31-3299-3930                                 Tel. 212-983-1702
Fax +55-31-3299-3933                                  Fax 212-983-1736
lrolla@cemig.com.br                                   vicky@annemcbride.com

                                                                       Item 2
                               [CEMIG LOGO]
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                 COMPANHIA ENERGETICA DE MINAS GERAIS - CEMIG

            SUMMONS TO EXTRAORDINARY GENERAL SHAREHOLDERS' MEETING

         Because of the existence of vacancies on CEMIG's Board of Directors resulting from the resignation of certain directors, CEMIG's shareholders are hereby summoned to the Extraordinary General Shareholders' Meeting to be held on February 27, 2003 at 11:00 a.m. (Belo Horizonte, Brazil time) at CEMIG's headquarters, located at Avenida Barbacena, 1200 - 18th floor, in the city of Belo Horizonte, State of Minas Gerais, Brazil, to deliberate with respect to such resignations as well as to elect new members to the Board of Directors and the Fiscal Council and, in each case, such members' respective alternates.

         In accordance with Article 141 of Federal Law 6,404 of December 15, 1976, amended by Federal Law 10,303 of October 31, 2001, and because the cumulative voting method was used to elect the current board of directors, all directors must be elected using the cumulative voting method.





                  Belo Horizonte (Brazil), February 11, 2003



                            Djalma Bastos de Morais
                                   Chairman




Certain statements and assumptions contained herein are forward-looking statements based on management's current views and assumptions and involve known and unknown risks and uncertainties. Actual results could differ materially from those expressed or implied in such statements.

                                  Signatures

         Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

                                 COMPANHIA ENERGETICA DE MINAS
                                 GERAIS - CEMIG




                                 By:   /s/  Flavio Decat de Moura
                                       ---------------------------------
                                       Name:   Flavio Decat de Moura
                                       Title:  Chief Financial Officer





Date:  February 12, 2003